AB 4/1/06

06007511

TES
GE C SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECEIVED
MAR 0 1 2006
BRANCH OF REGISTRATIONS
AND
08   EXAMINATIONS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35863

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING_____12/31/05_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.V. Kuhns & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 S.W. Broadway - Suite 1680
(No. and Street)

Portland   Oregon   97205
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Linda Rogers   (503) 221-4200
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeLap White Caldwell & Croy, LLP
(Name – *if individual, state last, first, middle name*)

4500 S.W. Kruse Way #200   Lake Oswego   Oregon   97035
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Linda Rogers_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____R.V. Kuhns & Associates, Inc._____ , as
of _____December 31,_____ , 20 _05_ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

OFFICIAL SEAL
DEBRA K. SAMMIS
NOTARY PUBLIC-OREGON
COMMISSION NO. 381829
MY COMMISSION EXPIRES JUNE 15, 2008

Signature

Accounting Mgr.

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R.V. Kuhns & Associates, Inc.

Financial Statements and Supplemental Information

Years Ended December 31, 2005 and 2004

R.V. Kuhns & Associates, Inc.

CONTENTS



DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report

To the Board of Directors
R.V. Kuhns & Associates, Inc.

We have audited the accompanying statements of financial condition of R.V. Kuhns & Associates, Inc. (an S corporation) as of December 31, 2005 and 2004, and the related statements of income, stockholders' equity (deficit), changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.V. Kuhns & Associates, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeLap White Caldwell & Croy, LLP

February 21, 2006

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com 1

R.V. Kuhns & Associates, Inc.

Statements of Financial Condition
December 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 17,510	$ 33,644
Accounts receivable, net	1,146,367	616,413
Secured demand notes	973,000	973,000
Furniture, equipment and improvements, net	234,085	291,721
Due from stockholders and employees	7,421	10,505
Other assets	126,300	86,743
Total Assets	$ 2,504,683	$ 2,012,026
Liabilities and Stockholders' Equity (Deficit)		
Liabilities		
Revolving credit agreement	$ 191,988	$ -
Accounts payable	245,140	212,949
Accrued payroll and related taxes	390,300	221,508
Deferred rent	933	12,122
Total Liabilities	828,361	446,579
Subordinated Borrowings	1,977,091	1,943,789
Commitments		
Stockholders' Equity (Deficit)		
Common stock	247	274
Additional paid-in capital	428,739	493,178
Nonvested deferred compensation	(47,071)	(130,925)
Accumulated deficit	(682,684)	(740,869)
Total Stockholders' Equity (Deficit)	(300,769)	(378,342)
Total Liabilities and Stockholders' Equity (Deficit)	$ 2,504,683	$ 2,012,026

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Income

Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Consulting fees	$ 7,972,965	$ 6,450,753
Operating Expenses		
Communications	133,021	121,492
Depreciation and amortization	136,260	154,266
Dues and subscriptions	15,436	11,007
Employee compensation and benefits	5,164,657	4,203,420
Equipment lease and rental	115,303	131,067
Insurance	82,895	37,822
Licenses and taxes	106,142	42,122
Other operating expenses	280,155	312,668
Professional fees	292,666	197,151
Rent	297,584	301,147
Research	561,354	357,319
Training and seminars	4,556	6,740
Travel and entertainment	540,285	409,804
Total Operating Expenses	7,730,314	6,286,025
Income From Operations	242,651	164,728
Other Income (Expense)		
Interest income	38,245	28,065
Interest expense	(34,138)	(28,441)
Loss on disposal of furniture, equipment and improvements	(81,877)	(1,951)
Miscellaneous	22,614	12,270
Total Other Income (Expense)	(55,156)	9,943
Net Income	$ 187,495	$ 174,671

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Stockholders' Equity (Deficit)

Years Ended December 31, 2005 and 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Compensation	Notes Receivable From Stockholders	Accumulated Deficit	Total Stockholders' Equity (Deficit)
Balances - December 31, 2003	27,430	$ 274	$ 493,178	$ (183,751)	$ (10,404)	$ (915,540)	$ (616,243)
Change in notes receivable	-	-	-	-	10,404	-	10,404
Vesting of deferred compensation	-	-	-	52,826	-	-	52,826
Net income	-	-	-	-	-	174,671	174,671
Balances - December 31, 2004	27,430	274	493,178	(130,925)	-	(740,869)	(378,342)
Stockholder distributions	-	-	-	-	-	(129,310)	(129,310)
Common shares redeemed	(2,688)	(27)	(64,439)	55,251	-	-	(9,215)
Vesting of deferred compensation	-	-	-	28,603	-	-	28,603
Net income	-	-	-	-	-	187,495	187,495
Balances - December 31, 2005	24,742	$ 247	$ 428,739	$ (47,071)	$ -	$ (682,684)	$ (300,769)

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Changes in Liabilities
Subordinated to Claims of General Creditors

Years Ended December 31, 2005 and 2004

Subordinated Borrowings - December 31, 2003	$ 1,716,788
Additional borrowings	200,000
Interest on subordinated liabilities	27,001
Subordinated Borrowings - December 31, 2004	1,943,789
Interest on subordinated liabilities	33,302
Subordinated Borrowings - December 31, 2005	$ 1,977,091

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Cash Flows

Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities		
Net income	$ 187,495	$ 174,671
Adjustments to reconcile net income to net cash provided (used) by operating activities		
Depreciation and amortization	136,260	154,266
Loss on disposal of furniture, equipment and improvements	81,877	1,951
Vesting of deferred compensation	28,603	52,826
Changes in operating assets and liabilities		
Accounts receivable	(529,954)	(10,217)
Other assets	(39,557)	(3,051)
Accounts payable	32,191	7,284
Accrued payroll and related taxes	168,792	40,255
Deferred rent	(11,189)	(11,189)
Accrued interest on subordinated borrowings	33,302	27,001
Net Cash Provided (Used) by Operating Activities	87,820	433,797
Cash Flows From Investing Activities		
Change in investments	-	200,000
Changes in stockholder and employee loans - net	3,084	5,324
Purchase of furniture, equipment and improvements	(160,501)	(38,322)
Net Cash Provided (Used) by Investing Activities	(157,417)	167,002
Cash Flows From Financing Activities		
Revolving credit agreement borrowings	191,988	-
Principal and interest payments on revolving credit agreement	-	(383,155)
Principal and interest payments on notes receivable from stockholders	-	10,404
Borrowing on secured demand notes from stockholder	-	(200,000)
Common shares redeemed	(9,215)	-
Distributions to stockholders	(129,310)	-
Net Cash Provided (Used) by Financing Activities	53,463	(572,751)
Net Increase (Decrease) in Cash and Cash Equivalents	(16,134)	28,048
Cash and Cash Equivalents - Beginning of Year	33,644	5,596
Cash and Cash Equivalents - End of Year	$ 17,510	$ 33,644

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Statements of Cash Flows (Continued)

Years Ended December 31, 2005 and 2004

	2005	2004
Supplemental Disclosure of Cash Flow Information		
Cash paid during the year for		
Interest	$ 1,244	$ 1,441
Income taxes	$ 10	$ 10

The accompanying notes are an integral part of the financial statements.

R.V. Kuhns & Associates, Inc.

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1. **Summary of Significant Accounting Policies**

   a. **Organization**

   R.V. Kuhns & Associates, Inc. (the Company) provides investment consulting services, including investment performance measurement and investment manager selection. Customers are primarily pension and retirement plan trusts located throughout the United States.

   The Company has one class of common stock, $0.01 par value, with 100,000 shares authorized. There were 24,742 and 27,430 shares issued and outstanding in 2005 and 2004, respectively.

   b. **Credit risk**

   The Company grants credit to customers for services performed and is exposed to credit loss in the event of customer non-payment.

   c. **Cash and cash equivalents**

   Cash and cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less, when purchased, to be cash equivalents.

   d. **Accounts receivable**

   Accounts receivable are recorded when invoices are issued. Accounts receivable are written off when the Company determines a balance is uncollectible and no longer actively pursues collection of the receivable. The Company considers historical losses, review of specific problem accounts, existing economic conditions within the industry, the financial stability of its customers, and adjusts the respective accounts receivable balances for all known uncollectible accounts. There is no allowance for uncollectible accounts as of December 31, 2005, and the allowance for uncollectible accounts as of December 31, 2004 was $18,367. As of December 31, 2005 and 2004, the Company had $1,875 and $25,063 in accounts receivable past 90 days, respectively.

   e. **Furniture, equipment and improvements**

   Furniture, equipment and improvements are carried at cost. Depreciation is computed using the straight-line method. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred; significant renewals and betterments are capitalized.

   f. **Income tax method**

   The Company has elected to be an S corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the stockholders of an S corporation are taxed individually on the Company's income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

R.V. Kuhns & Associates, Inc.

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

1. **Summary of Significant Accounting Policies (Continued)**

   g. **Revenue recognition**

   Consulting fees are recognized in the period in which the related services are rendered.

   h. **Use of estimates**

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

   i. **Reclassification**

   Certain prior year amounts have been reclassified to conform with current year financial statement classifications.

2. **Furniture, Equipment and Improvements**

   Furniture, equipment and improvements consist of the following at December 31:

Classification	Estimated Useful Lives	2005	2004
Furniture and equipment	3 - 7 years	$ 955,969	$ 943,547
Leasehold improvements	10 years	42,115	201,585
		998,084	1,145,132
Less accumulated depreciation and amortization		(763,999)	(853,411)
Total		$ 234,085	$ 291,721

3. **Exemption From Rule 15c3-3**

   The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

4. **Net Capital**

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio at December 31 would exceed 10 to 1). The Company had net capital of $161,724 at December 31, 2005 which was $106,500 in excess of its required net capital of $55,224 at December 31, 2005. The Company's ratio of aggregate indebtedness to net capital was 5.12 at December 31, 2005.

R.V. Kuhns & Associates, Inc.

Notes to Financial Statements

Years Ended December 31, 2005 and 2004

4. **Net Capital (Continued)**

As of December 31, 2004, the Company had net capital of $559,157, which was $529,385 in excess of its required net capital of $29,771 at December 31, 2004. The Company's ratio of aggregate indebtedness to net capital was 0.80 at December 31, 2004.

As of December 31, 2005 and 2004, the Company's total liabilities exceeded total assets by $300,769 and $378,342, respectively. The Company has available subordinated borrowings (see Note 8) in excess of these capital deficiencies. Additionally, management's plans with respect to these matters include continued expansion into new territories, increasing fees for services for existing clients and new client retention. Accordingly, management anticipates the Company will continue to be profitable.

5. **Lease Commitments**

The Company leased office furniture and equipment from the majority stockholder under a month-to-month rental arrangement requiring payments of $775 per month in 2003. The leases expired during 2004. Total equipment and lease rent of $775 was paid to the stockholder in 2004. In addition, the Company occupies office space and leases other equipment under non-cancelable operating leases. Total rent and equipment expense to outside parties was $351,724 and $435,191 for 2005 and 2004, respectively.

The future minimum lease payments required under the non-cancelable leases at December 31, 2005 are as follows:

2006	$	277,210
2007		125,008
2008		8,595
Total	**$**	**410,813**

6. **Profit Sharing Plan**

The Company sponsors a 401(k) profit sharing plan for all eligible employees. Employer contributions to the plan are at the discretion of the Board of Directors. Contributions totaling $116,083 and $94,897 were made to the plan for 2005 and 2004, respectively.

7. **Revolving Credit Agreement**

The Company has a revolving credit agreement in the form of a margin account that allows for borrowings up to 50% of the fair value of the Company's operating account. Borrowings are secured by the fair value of securities held as collateral for a secured demand note (see Note 8) and bear interest at the interbreed floating rate. The borrowing limit at December 31, 2005 was approximately $1,287,000 and the base interest rate was 7.0%.

10

R.V. Kuhns & Associates, Inc.
Notes to Financial Statements
Years Ended December 31, 2005 and 2004

8. **Subordinated Borrowings**

The borrowings under subordination agreements at December 31 are as follows:

	2005	2004
Subordinated note, 4.25%, due May 31, 2007	$ 250,000	$ 250,000
Subordinated note, 4.00%, due September 30, 2007	250,000	250,000
Subordinated note, 4.25%, due March 31, 2007	150,000	150,000
Secured demand note, collateral agreements, $200,000 due March 31, 2007 ,$580,000 due July 31, 2007 and $193,000 due April 30, 2007	973,000	973,000
Total	**1,623,000**	1,623,000
Accrued interest	354,091	320,789
Total Subordinated Borrowings	**$ 1,977,091**	$ 1,943,789

All of the subordinated notes are payable to the Company's majority stockholder. Additionally, accounts payable at December 31, 2005 and 2004 include accrued interest to the stockholder for approximately $60,000.

9. **Deferred Compensation**

The Company maintains stock bonus agreements for deferred compensation with certain key employees. Under the agreements, shares of stock of the Company were granted to the employees at fair value with a three to five year vesting period. Compensation expense is recognized as the shares vest. In the event of employment termination within the vesting period, the Company is allowed, under the agreements, to repurchase the unvested shares at par value and the vested shares at fair value. The amounts of deferred compensation as of and for the years ended December 31, 2005 and 2004 are disclosed on the accompanying Statements of Stockholders' Equity (Deficit).

R.V. Kuhns & Associates, Inc.

Computation of Net Capital, Aggregate Indebtedness and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2005

Net Capital

Total stockholders' equity (deficit)	$ (300,769)
Add	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	1,977,091
Total Capital and Allowable Subordinated Liabilities	1,676,322
Less nonallowable assets	
Accounts receivable	(1,146,367)
Furniture, equipment and improvements, net	(234,085)
Other assets	(133,721)
Net Capital before Haircuts	162,149
Haircuts on liquid asset fund	(350)
Undue concentration	(75)
Net Capital	$ 161,724

Aggregate Indebtedness

Revolving credit agreement	$ 191,988
Accounts payable	245,140
Accrued payroll and related taxes	390,300
Deferred rent	933
Total Aggregate Indebtedness	$ 828,361

Computation of Basic Net Capital Requirements

Net capital requirement, greater of $5,000 or 6-2/3% of total aggregate indebtedness	$ 55,224
Net capital in excess of required amount	106,500
Net Capital	$ 161,724
Excess of Net Capital at 1,000% (Net Capital less 10% of Aggregate Indebtedness)	$ 78,889
Ratio of Aggregate Indebtedness to Net Capital	512.20 to 1

This computation does not materially differ from the computation of net capital included in Focus part II filed by the Company as of December 31, 2005.

The accompanying notes and independent auditors' report should be read with the supplemental schedule.



DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors
R.V. Kuhns & Associates, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of R.V. Kuhns & Associates, Inc. (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    1.   Making quarterly securities examinations, counts, verifications and comparisons.

    2.   Recordation of differences required by Rule 17a-13.

    3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation from them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

February 21, 2006



DeLAP WHITE CALDWELL & CROY, LLP
Certified Public Accountants and Business Advisors · Since 1933

Independent Auditors' Report on Compliance

To the Board of Directors
R.V. Kuhns & Associates, Inc.

We have examined the compliance of R.V. Kuhns & Associates, Inc. (the Company) in connection with the applicable anti-money laundering provisions of the Patriot Act of 2001 during the year ended December 31, 2005. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, R.V. Kuhns & Associates, Inc. complied, in all material respects, with the aforementioned requirements for the year ended December 31, 2005.

This report is intended solely for the information and use of the management of R.V. Kuhns & Associates, Inc., and is not intended to be and should not be used by anyone other than these specified parties.

DeLap White Caldwell & Croy, LLP

February 21, 2006

4500 S.W. Kruse Way, Suite 200 · Lake Oswego, Oregon 97035-2564
(503) 697-4118 · FAX (503) 697-4196 · Toll Free 1-888-697-1040 · E-mail: yourcpas.com · Web: http://www.yourcpas.com